RADICA GAMES LIMITED ANNOUNCES
                             BUCKMASTERS(R) LICENsE

FOR IMMEDIATE RELEASE                   CONTACT:  PATRICK S. FEELY
SEPTEMBER 29, 1998                                PRESIDENT & COO
                                                  (LOS ANGELES, CALIFORNIA)
                                                  (626) 744 1150

                                                  DAVID C.W. HOWELL
                                                  EXECUTIVE V.P. & CFO
                                                  (HONG KONG)
                                                  (852) 2688 4201


(Hong Kong) Radica (NASDAQ RADAF) has entered into an exclusive licensing agreement with Buckmasters(R) to use the Buckmasters(R) name in the marketing of Radica's new deer hunting game --Buckmasters(R) Deer Huntin'(TM).


Buckmasters(R) Deer Huntin'(TM), is a unique hand-held, computerized game which incorporates all of the elements of an actual deer hunt. The unique shape of the unit conforms to your hands while giving you a clear view of the hunt. The impressive sound effects add even more realism to the virtual-hunting adventure.


Buckmasters(R) Deer Huntin'(TM) follows in the footsteps of Radica's hot-selling fishing games -- Bass Fishin'(TM), Lunker Bass(TM), Deep Sea Fishin'(TM) and Junior Bass Fishin'(TM). Buckmasters(R) Deer Huntin'(TM) will be available to consumers in the Spring of 1999.


The largest deer  hunting  association  in America  with over  300,000  members,
Buckmasters(R) is well known for its support of ethical deer hunting, responsible game management and hunter education. The association was founded in 1986 by Jackie Bushman in Montgomery, Alabama.


The Buckmasters(R) Whitetail Magazine(TM) television show with Jackie Bushman is the first television show of its kind, and has been on the air for over 11 years. The show is filmed all over the U.S. and Canada and is the highest rated hunting show nationwide with over one million viewers weekly. The show airs from July through December each year on The Nashville Network (TNN).


Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


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